UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 JMC GROUP INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   466218 10 4
                                 (CUSIP Number)

                              Mr. Robert S. London
                        c/o Cruttenden Roth Incorporated
                               809 Presidio Avenue
                         Santa Barbara, California 93101
                                 (805) 966-5205
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index: Page 3
                         (Continued on following pages)
                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D

CUSIP No. 466218 10 4                                          Page 2 of 4 Pages

- --------- --------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert S. London
- --------- --------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                       (b) [ X ]

- --------- --------------------------------------------------------------------
   3     SEC USE ONLY


- --------- --------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  PF
- --------- --------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     [   ]

- --------- --------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
- --------- --------------------------------------------------------------------
                                    7       SOLE VOTING POWER

        NUMBER OF                           498,500
                                    ---- ---------------------------------------
         SHARES                     8       SHARED VOTING POWER

       BENEFICIALLY                         -0-
                                    ---- ---------------------------------------
      OWNED BY EACH                 9       SOLE DISPOSITIVE POWER

        REPORTING                           498,500
                                    ---- ---------------------------------------
       PERSON WITH                  10      SHARED DISPOSITIVE POWER

                                            -0-
- ------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                     498,500
- ------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                           [   ]

- ------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.24%
- ------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
- ------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  466218 10 4                                         Page 3 of 4 Pages

     This Amendment No. 1 to the statement on Schedule 13D filed on behalf of Robert S. London ("Mr. London") on November 25, 1997 relates to the Common Stock, $.01 par value, of JMC Group, Inc. (the "Issuer"), whose principal executive offices are located at 9710 Scranton Road, Suite 100, San Diego, California 92121.


Item 5.  Interest in Securities of the Issuer

         The Reporting Person beneficially owns 498,500 shares of Common Stock of the Issuer, representing 8.00% of the outstanding shares of such class.

         The Reporting Person has sole voting power and sole dispositive power with respect to all 498,500 shares owned by the Reporting Person.

         On December 17, 1997, the Reporting Person acquired the following shares of Common Stock of the Issuer in open market purchases:


        Date                      No. of Shares              Price per Share ($)
        12/17/97                  75,000                     0.6975


Item 7.  Material to be Filed as Exhibits

                  Not applicable.

                                  SCHEDULE 13D

CUSIP No.  466218 10 4                                         Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              December 23, 1997
                                                   (Date)

                                                  /s/ Robert S. London
                                              ----------------------------------
                                                      Robert S. London